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                          January 12, 2024

       Soroush Salehian Dardashti
       Chief Executive Officer
       Aeva Technologies, Inc.
       555 Ellis Street
       Mountain View, California 94043

                                                        Re: Aeva Technologies,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on January 9,
2024
                                                            File No. 333-276441

       Dear Soroush Salehian Dardashti:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Heidi Mayon